Filed pursuant to Rule 433

Registration Statement No. 333-06682

October 3, 2017

FOR IMMEDIATE RELEASE

FEDERATIVE REPUBLIC OF BRAZIL ANNOUNCES PRICING OF ITS OFFERING

OF 4.625% GLOBAL BONDS DUE 2028 AND THE APPLICABLE U.S. TREASURY RATE AND

PURCHASE PRICE FOR OLD BONDS

October 3, 2017

BRASÍLIA, Brazil —

New Bonds Offering

The Federative Republic of Brazil (“Brazil”) announced today that it has priced a global offering for cash (the “New Bonds Offering”) of U.S.$3,000,000,000 aggregate principal amount of its 4.625% Global Notes due 2028 (the “New Bonds”).

The closing of the New Bonds Offering is expected to occur on Friday, October 13, 2017.

Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc. and Santander Investment Securities Inc. served as Joint Lead Underwriters for the New Bonds Offering.

The New Bonds Offering was made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement (when filed) and the related base prospectus for the Offering may be obtained by contacting: Deutsche Bank Securities Inc., by calling +1-866-627-0391 (U.S. toll free), Itau BBA USA Securities, Inc., by calling +1-888-770-4828 (U.S. toll free), or Santander Investment Securities Inc., by calling +1-855-403-3636 (U.S. toll free).

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Brazil’s previously announced tender offer (the “Tender Offer”) to purchase the bonds of the series listed in the table below (collectively, the “Old Bonds”) subject to the terms and conditions contained in the Offer to Purchase, dated Tuesday, October 3, 2017 (the “Offer to Purchase”) expired as scheduled at 4:00 p.m., New York time, today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The purchase price for the Fixed Price Old Bonds (as defined below) that were accepted pursuant to the Tender Offer was the fixed price identified for the Fixed Price Old Bonds set forth in the table below. The purchase prices to be paid for each series of the Old Bonds other than the Fixed Price validly tendered and accepted pursuant to the Tender Offer were calculated in accordance with the procedures set forth in the Offer to Purchase and Brazil’s press release issued earlier today, based on (i) the U.S. Treasury Rate for such series, or 2.325%, which is a yield to maturity based on the bid-side price of the Reference U.S. Treasury Security identified for such series in the tables below and (ii) the Fixed Spread for such series set forth in the tables below.

Table 1: Fixed Price Old Bonds

Old Bonds(1)	Outstanding Principal Amount as of October 3, 2017(2)(3)		ISIN	CUSIP	Fixed Price (3)
5.875% Global Bonds due 2019	U.S. $	1,763,202,000	US105756BQ28	105756BQ2	U.S. $	1,052.13
8.875% Global Bonds due 2019	U.S. $	772,848,000	US105756BE97	105756BE9	U.S. $	1,142.47
12.750% Global Bonds due 2020	U.S. $	129,788,000	US105756AK66	105756AK6	U.S. $	1,247.13

Table 2: Old Bonds other than the Fixed Price Old Bonds

Old Bonds	Outstanding Principal Amount as of October 3, 2017(2)(3)		ISIN	CUSIP	Reference U.S. Treasury Security	Fixed Spread (basis points)	Purchase Price(4)
4.875% Global Bonds due 2021	U.S. $	2,816,751,000	US105756BS83	105756BS8	2.250% UST due 8/15/2027	+25.00	U.S. $	1,071.93
8.875% Global Bonds due 2024	U.S. $	85,557,000	US105756AZ36	105756AZ3	2.250% UST due 8/15/2027	+139.00	U.S. $	1,296.10
8.875% Global Bonds due 2024	U.S. $	1,074,392,000	US105756AR10	105756AR1	2.250% UST due 8/15/2027	+144.00	U.S. $	1,292.75
8.750% Global Bonds due 2025	U.S. $	927,559,000	US105756BF62	105756BF6	2.250% UST due 8/15/2027	+161.00	U.S. $	1,303.45
6.000% Global Bonds due 2026	U.S. $	2,500,000,000	US105756BX78	105756BX7	2.250% UST due 8/15/2027	+207.00	U.S. $	1,112.72
10.125% Global Bonds due 2027	U.S. $	1,349,641,000	US105756AE07	105756AE0	2.250% UST due 8/15/2027	+186.00	U.S. $	1,465.47
12.250% Global Bonds due 2030	U.S. $	366,522,000	US105756AL40	105756AL4	2.250% UST due 8/15/2027	+255.00	U.S. $	1,680.39

(1)	The Old Bonds listed in this Table 1 being referred to herein as the “Fixed Price Old Bonds”.
(2)	Each series of Old Bonds is admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
(3)	These amounts may include Old Bonds held by institutions and companies controlled by the Brazilian Federal Government that have not been cancelled.
(4)	Per U.S. $1,000 principal amount of Old Bonds tendered and accepted for purchase.

At or around 9:00 a.m., New York time, on Wednesday, October 4, 2017, Brazil expects (i) to instruct Deutsche Bank Securities Inc. as the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described in the Offer to Purchase, valid Preferred and Non-Preferred Tenders and (ii) to announce the Maximum Purchase Amount and the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Bonds that have been accepted and whether any proration has occurred.

The Dealer Managers for the Tender Offer were:

Deutsche Bank Securities Inc.

Attention: Liability Management Group

60 Wall Street, 2nd Floor

New York, New York 10005

In the United States, call toll free:

+1-866-627-0391

Outside the United States, call collect:

+1-212-250-2955

Itau BBA USA Securities, Inc.

Attention: Debt Capital Markets / Liability Management

In the United States, call toll free:
+1-888-770-4828

Outside the United States, call collect: +1-212-710-6749

In Asia: +81-80-2336-5400

email: IBBA_Syndicate@correio.itau.com.br

Santander Investment Securities Inc

Attention: Liability Management Group

45 East 53rd Street,

New York, New York 10022

In the United States, call toll free:

+1-855-404-3636

Outside the United States, call collect:

+1-212-940-1442

The Billing and Delivering Bank for this Tender Offer was: Deutsche Bank Securities Inc.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

The Offer to Purchase may be downloaded from the Information Agent’s website at be www.dfking.com/brazil or from any of the Dealer Managers.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus.

Brazil has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Brazil has filed with the SEC for more complete information about Brazil and such New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Underwriters, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Brazil to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Brazil in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus.

In Belgium, the New Bonds Offering and the Tender Offer are not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of investment instruments and the admission of investment instruments to trading on a regulated market (Wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt/Loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés), as amended or replaced from time to time (Belgian Qualified Investor), that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Wetboek van economisch recht/Code de droit économique), as amended or replaced from time to time (Consumers). A Consumer within the meaning of Article I.1, 2° of the Belgian Code of Economic Law is any natural person who is acting for purposes which are outside their trade, business, craft or profession.

Belgian Qualified Investors are professional clients and eligible counterparties as referred to in Annex A and Article 3, § 1 of the Belgian Royal Decree of June 3, 2007 containing detailed rules implementing the Markets in Financial Instruments Directive (“MiFID”) and the Commission Directive 2006/73/EC implementing MiFID as regards organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive (Koninklijk besluit tot bepaling van nadere regels tot omzetting van de richtlijn betreffende markten voor financiële instrumenten/Arrêté royal portant les règles et modalités visant à transposer la directive concernant les marchés d’instruments financiers), as amended or replaced from time to time.

As a result, the New Bonds Offering and the Tender Offer do not constitute a public takeover bid pursuant to Articles 3, §1, 1° and 6, § 1 of the Belgian law of April 1, 2007 on public takeover bids (Wet op de openbare overnamebiedingen/Loi relative aux offres publiques d’acquisition), as amended or replaced from time to time.

Consequently, the New Bonds Offering and the Tender Offer and any material relating thereto have not been and will not be, notified or submitted to, nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering or tendering of securities.

The New Bonds Offering and the Tender Offer as well as any materials relating thereto may not be advertised, nor distributed, directly or indirectly, to any person in Belgium other than Belgian Qualified Investors acting for their own account who are not Consumers, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

The New Bonds Offering cannot be considered to be a regulated investment service such as investment advice as listed under Annex I to the European Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on MiFID, as amended or replaced from time to time.

The New Bonds and the Old Bonds will not be registered under Law 18,045, as amended, of Chile with the SVS and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), no offer to the public of the New Bonds may be made in that Relevant Member State other than under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

2.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) per Relevant Member State, subject to obtaining the prior consent of the Dealer Managers for any such offer; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the New Bonds shall result in a requirement to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a prospectus supplement pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer to the public of the New Bonds” in relation to any New Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Bonds to be offered so as to enable an investor to decide to purchase or subscribe the New Bonds, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

The Tender Offer is made in Germany to existing holders of the Old Bonds only.

The prospectus supplement does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other member state of the European Economic Area which has implemented the Prospectus Directive pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the New Bonds, or distribution of a prospectus, a prospectus supplement or any other offering material relating to the New Bonds and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany has been or will be published within the Federal Republic of Germany, nor has the prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of the New Bonds or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Securities Prospectus Act.

There has been no offer, sale or delivery and there will be no offer, sale or delivery of any bonds in Germany other than in accordance with provisions of the German Securities Prospectus Act; and any offering material relating to the New Bonds will be distributed in the Federal Republic of Germany only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany. The prospectus supplement is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The New Bonds have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the New Bonds has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the New Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

In Luxembourg, this announcement has been prepared on the basis that the offer of the New Bonds, the Tender Offer and the potential exchange offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

The Tender Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

Each underwriter has acknowledged that the prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, there has been, and will not be, any offer or sale of any New Bonds nor will such New Bonds be made the subject of an invitation for subscription or purchase, and there has not been, nor will there be, any circulation or distribution, of the prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the debt securities, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

None of the offer materials related to the New Bonds Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 35 of the restated text of the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005 of 4 November (Real Decreto 1310/2005 de 4 de noviembre), or otherwise in reliance on an exception from registration available thereunder.

The prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the New Bonds described therein in Switzerland, except as permitted by law. The New Bonds may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland.

Neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland or a simplified prospectus or a prospectus as such term is defined in the Swiss Collective Investment Scheme Act, and neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

The New Bonds have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan pursuant to relevant securities laws and regulations of Taiwan and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer or a solicitation of an offer within the meaning of the Securities and Exchange Act or relevant laws and regulations of Taiwan that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the New Bonds in Taiwan.

The New Bonds have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan pursuant to relevant securities laws and regulations of Taiwan and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer or a solicitation of an offer within the meaning of the Securities and Exchange Act or relevant laws and regulations of Taiwan that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the New Bonds in Taiwan.

Neither the communication of the Offer to Purchase nor any other offer material relating to the Tender Offer has been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. The Offer to Purchase and the prospectus supplement are only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase, the prospectus supplement or any of their contents.

There has only been, and will only be, communications of an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of the New Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuer. There has been, and will be, compliance with all applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the New Bonds in, from or otherwise involving the United Kingdom.

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (877) 283-0317

All Others Call: (212) 269-5550

Email: brazil@dfking.com

website: www.dfking.com/brazil

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.